CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

January 22, 2008

VIA EDGAR

Jill Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 4, 2007
File No. 001-32624

Dear Ms. Davis:

        On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Form 10-KSB/A-1 containing revisions discussed below.

        To expedite your review, please accept the following in response to the comments of the Commission dated December 21, 2007:

Comment 1:	We have amended Note 12 to delete reference to the independent petroleum engineers as requested.

Comment 2

We have further amended Notes 12 and 13 concerning estimates of gas reserve for the years ended December 31, 2005 and 2006.  Supplementally, please be advised that in reviewing the estimated reserve data, it came to our attention that certain quantities of natural gas at fiscal year end 2005 had inadvertently been misclassified and included under “Revisions of Previous Estimates” when, in fact, they should have been correctly classified as “Purchase of Minerals in Place”, where they now appear under the current revision.

Comment 3	We have amended Item 8A(a) as requested to comply with Rule 13a-15(e) of the Exchange Act.

Comment 4	We have amended Item 8A(b) as requested.

Comment 5	We undertake, in the future, to list all exhibits included with the filing in the exhibit index.

Comment 6	We have provided a copy of the reserve reports as of December 31, 2005 and 2006 by way of electronic media to the attention of James Murphy under separate cover.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, __/s/ Clifford L. Neuman_______ Clifford L. Neuman

CLN:

cc:

Mr. Ray Reaves